================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             _______________________

                        VIMICRO INTERNATIONAL CORPORATION
                                (Name of Issuer)


                  ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)


                                   92718N109**
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                NOVEMBER 22, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP Number relates only to the American Depositary Shares of Vimicro International Corporation.

================================================================================

--------------------------                                ----------------------
92718N109                                                          Page 2 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     23,128,578 (1)
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      23,128,578 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,128,578 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------
(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,596,792 Ordinary Shares underlying the 1,149,198 American Depositary Shares ("ADSs") representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

--------------------------                                ----------------------
92718N109                                                          Page 3 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP (Bermuda) Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     23,128,578 (1)
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      23,128,578 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,128,578 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------
(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

--------------------------                                ----------------------
92718N109                                                          Page 4 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners (Bermuda), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     23,128,578 (1)
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      23,128,578 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,128,578 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------
(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

--------------------------                                ----------------------
92718N109                                                          Page 5 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP-W International, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     23,128,578 (1)
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      23,128,578 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,128,578 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------
(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

--------------------------                                ----------------------
92718N109                                                          Page 6 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     23,128,578 (1)
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      23,128,578 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,128,578 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------
(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

--------------------------                                ----------------------
92718N109                                                          Page  7 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     23,128,578 (1)
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      23,128,578 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,128,578 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------
(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

--------------------------                                ----------------------
92718N109                                                          Page  8 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     23,128,578 (1)
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      23,128,578 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,128,578 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------
(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

--------------------------                                ----------------------
92718N109                                                          Page  9 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     23,128,578 (1)
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      23,128,578 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,128,578 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------
(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

--------------------------                                ----------------------
92718N109                                                          Page 10 of 19
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     23,128,578 (1)
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      23,128,578 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,128,578 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------
(1) Represents the sum of 18,531,786 Ordinary Shares beneficially owned by the Reporting Persons and the 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs representing Ordinary Shares beneficially owned by the Reporting Persons. Every one ADS represents four Ordinary Shares.

--------------------------                                ----------------------
92718N109                                                          Page 11 of 19
--------------------------                                ----------------------


ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), of Vimicro International Corporation, a Cayman Islands corporation (the "Company"), and the American depositary shares ("ADSs") representing Ordinary Shares of the Company. Every one ADS represents four Ordinary Shares. The address of the principal executive office of the Company is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People's Republic of China.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), GAP (Bermuda) Limited ("GAP Bermuda GenPar"), General Atlantic Partners (Bermuda), L.P., a Bermuda limited partnership ("GAP LP"), GAP-W International, L.P., a Bermuda limited partnership ("GAP-W"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAPCO GmbH & Co. KG, a German limited partnership ("KG") and GAPCO Management GmbH, a German corporation ("GmbH Management" and collectively with GA, GAP Bermuda GenPar, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV and KG, the "Reporting Persons"). The Reporting Persons (other than GAP LP, GAP-W, GAP Bermuda GenPar, KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. GAP LP, GAP-W and GAP Bermuda GenPar are located at Clarendon House, Church Street, Hamilton HM 11, Bermuda. KG and GmbH Management are located c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GAP Bermuda GenPar is the general partner of each of GAP LP and GAP-W. GA is the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William
O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip
P. Trahanas and Florian Wendelstadt (collectively, the "GA Managing Directors"). The Managing Members of each of GAPCO III and GAPCO IV are GA Managing Directors. Each of the GA Managing Directors is a director and a senior executive officer of GAP Bermuda GenPar. The GA Managing Directors are also authorized and empowered to vote and dispose of the securities held by KG and GmbH Management. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is General Atlantic Pvt. Ltd., 151-152 Maker Chambers VI, Nariman Point, Mumbai 400 021, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Ave. N.W., Washington, D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

--------------------------                                ----------------------
92718N109                                                          Page 12 of 19
--------------------------                                ----------------------


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons acquired 18,531,786 Ordinary Shares prior to the time that the ADSs were registered under Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act") in connection with the Company's initial public offering of ADSs on Form F-1. Each ADS represents four Ordinary Shares. The Reporting Persons are filing this statement on Schedule 13D because purchases of ADSs in the open market exceeded two percent of the outstanding Ordinary Shares of the Company as disclosed in its final prospectus relating to its initial public offering of ADSs (Registration No. 333-129217). The aggregate amount of funds required by the Reporting Persons to purchase 1,149,198 ADSs was $10,162,338.09. The funds used to purchase such ADSs were obtained from contributions from partners of GAP LP, GAP-W, GAPCO III, GAPCO IV and KG, and available capital of GapStar.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired beneficial ownership of the Ordinary Shares and the Ordinary Shares represented by ADSs described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares and ADSs either in the open market or in private transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the ADSs and the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Depending upon the factors noted above, the Reporting Persons may decide to hold or dispose of all or part of their investment in the Ordinary Shares and the ADSs.

None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of November 30, 2005, GA, GAP LP, GAP-W, GAP Bermuda GenPar, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management each own of record the following number of Ordinary Shares and ADSs representing the following percentage of the Company's issued and outstanding Ordinary Shares. Each ADS represents four Ordinary Shares.

----------------------------------------------------------------------------------------------------------------------------
      REPORTING PERSON        ORDINARY SHARES           ADSs          TOTAL ORDINARY SHARES, INCLUDING       PERCENTAGE

                                                                      ORDINARY SHARES UNDERLYING ADSs
----------------------------------------------------------------------------------------------------------------------------
GA                                   0                   0                           0                          0.0%
----------------------------------------------------------------------------------------------------------------------------
GAP LP                           12,725,792           812,051                    15,973,996                    11.6%
----------------------------------------------------------------------------------------------------------------------------
GAP-W                            4,394,803            235,267                    5,335,871                      3.9%
----------------------------------------------------------------------------------------------------------------------------
GAP Bermuda GenPar                   0                   0                           0                          0.0%
----------------------------------------------------------------------------------------------------------------------------
GapStar                           231,647              21,547                     317,835                       0.2%
----------------------------------------------------------------------------------------------------------------------------
GAPCO III                         912,790              63,492                    1,166,758                      0.8%
----------------------------------------------------------------------------------------------------------------------------
GAPCO IV                          246,877              15,045                     307,057                       0.2%
----------------------------------------------------------------------------------------------------------------------------
KG                                 19,877              1,796                       27,061                       0.0%
----------------------------------------------------------------------------------------------------------------------------
GmbH Management                      0                   0                           0                          0.0%
----------------------------------------------------------------------------------------------------------------------------

--------------------------                                ----------------------
92718N109                                                          Page 13 of 19
--------------------------                                ----------------------


By virtue of the fact that (i) GAP Bermuda GenPar is the general partner of each of GAP LP and GAP-W, (ii) GA is the sole member of GapStar, (iii) the managing members of GAPCO III and GAPCO IV authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV, respectively, are GA Managing Directors and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the ADSs which each owns of record. As of November 30, 2005, each of the Reporting Persons may be deemed to own beneficially an aggregate of 23,128,578 Ordinary Shares (which includes 18,531,786 Ordinary Shares and 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs beneficially owned by the Reporting Persons), or 16.7% of the Ordinary Shares.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 23,128,578 Ordinary Shares (which includes 18,531,786 Ordinary Shares and 4,596,792 Ordinary Shares underlying the 1,149,198 ADSs beneficially owned by the Reporting Persons) that may be deemed to be owned beneficially by each of them.

(c) Except as set forth in this paragraph (c), to the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Ordinary Shares during the past 60 days. Immediately prior to the effectiveness of the Company's registration statement on Form F-1 relating to the Company's initial public offering of ADSs, GAP-W International, LLC transferred 1,318,449 Ordinary Shares to its affiliate, GAP-W. On each of the dates set forth below, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV and KG purchased in the open market the following number of ADSs for the price per ADSs set forth below.

                        GAP LP
-------------------------------------------------------------------------------------------------
     DATE                             ADSs PURCHASED                   PRICE PER ADS
-------------------------------------------------------------------------------------------------
November 16, 2005                         120,032                        $8.32740
-------------------------------------------------------------------------------------------------
November 17, 2005                         336,467                        $8.95630
-------------------------------------------------------------------------------------------------
November 22, 2005                         46,757                         $8.96750
-------------------------------------------------------------------------------------------------
November 28, 2005                         132,138                        $8.96470
-------------------------------------------------------------------------------------------------
November 29, 2005                         105,995                        $8.96010
-------------------------------------------------------------------------------------------------
November 30, 2005                         70,662                         $8.69500
-------------------------------------------------------------------------------------------------

                        GAP-W
-------------------------------------------------------------------------------------------------
     DATE                             ADSs PURCHASED                   PRICE PER ADS
-------------------------------------------------------------------------------------------------
November 16, 2005                         34,776                         $8.32740
-------------------------------------------------------------------------------------------------
November 17, 2005                         97,481                         $8.95630
-------------------------------------------------------------------------------------------------
November 22, 2005                         13,547                         $8.96750
-------------------------------------------------------------------------------------------------
November 28, 2005                         38,283                         $8.96470
-------------------------------------------------------------------------------------------------
November 29, 2005                         30,708                         $8.96010
-------------------------------------------------------------------------------------------------
November 30, 2005                         20,472                         $8.69500
-------------------------------------------------------------------------------------------------

                        GAPSTAR
-------------------------------------------------------------------------------------------------
     DATE                             ADSs PURCHASED                   PRICE PER ADS
-------------------------------------------------------------------------------------------------
November 16, 2005                          3,189                         $8.32740
-------------------------------------------------------------------------------------------------
November 17, 2005                          8,924                         $8.95630
-------------------------------------------------------------------------------------------------
November 22, 2005                          1,241                         $8.96750
-------------------------------------------------------------------------------------------------
November 28, 2005                          3,507                         $8.96470
-------------------------------------------------------------------------------------------------
November 29, 2005                          2,811                         $8.96010
-------------------------------------------------------------------------------------------------
November 30, 2005                          1,875                         $8.69500
-------------------------------------------------------------------------------------------------

--------------------------                                ----------------------
92718N109                                                          Page 14 of 19
--------------------------                                ----------------------

                        GAPCO III
-------------------------------------------------------------------------------------------------
     DATE                             ADSs PURCHASED                   PRICE PER ADS
-------------------------------------------------------------------------------------------------
November 16, 2005                          9,610                         $8.32740
-------------------------------------------------------------------------------------------------
November 17, 2005                         26,082                         $8.95630
-------------------------------------------------------------------------------------------------
November 22, 2005                          3,656                         $8.96750
-------------------------------------------------------------------------------------------------
November 28, 2005                         10,332                         $8.96470
-------------------------------------------------------------------------------------------------
November 29, 2005                          8,287                         $8.96010
-------------------------------------------------------------------------------------------------
November 30, 2005                          5,525                         $8.69500
-------------------------------------------------------------------------------------------------

                        GAPCO IV
-------------------------------------------------------------------------------------------------
     DATE                             ADSs PURCHASED                   PRICE PER ADS
-------------------------------------------------------------------------------------------------
November 16, 2005                          2,227                         $8.32740
-------------------------------------------------------------------------------------------------
November 17, 2005                          6,231                         $8.95630
-------------------------------------------------------------------------------------------------
November 22, 2005                           866                          $8.96750
-------------------------------------------------------------------------------------------------
November 28, 2005                          2,448                         $8.96470
-------------------------------------------------------------------------------------------------
November 29, 2005                          1,964                         $8.96010
-------------------------------------------------------------------------------------------------
November 30, 2005                          1,309                         $8.69500
-------------------------------------------------------------------------------------------------

                        KG
-------------------------------------------------------------------------------------------------
     DATE                             ADSs PURCHASED                   PRICE PER ADS
-------------------------------------------------------------------------------------------------
November 16, 2005                           266                          $8.32740
-------------------------------------------------------------------------------------------------
November 17, 2005                           743                          $8.95630
-------------------------------------------------------------------------------------------------
November 22, 2005                           103                          $8.96750
-------------------------------------------------------------------------------------------------
November 28, 2005                           292                          $8.96470
-------------------------------------------------------------------------------------------------
November 29, 2005                           235                          $8.96010
-------------------------------------------------------------------------------------------------
November 30, 2005                           157                          $8.69500
-------------------------------------------------------------------------------------------------

 (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

As noted above, the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV, GAP Bermuda GenPar is authorized and empowered to vote and dispose of the securities held by GAP LP and GAP-W and GA is authorize and empowered to vote and dispose of the securities held by GapStar. The GA Managing Directors are also authorized and empowered to vote and dispose of securities held by KG and GmbH Management. Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the Ordinary Shares and ADSs held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the Ordinary Shares held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

--------------------------                                ----------------------
92718N109                                                          Page 15 of 19
--------------------------                                ----------------------


The Company, GAP LP, GAP-W International, LLC, GAPCO III, GAPCO IV, GapStar and KG are parties to the Registration Rights Agreement, dated October 12, 2004. Pursuant to the Registration Rights Agreement, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV and KG, as a group, have the right (i) on two separate occasions at any time commencing 12 months after the Company's initial public offering, to require the Company to register the Ordinary Shares held by the Reporting Persons so long as the aggregate amount of securities to be sold under the registration statement exceeds US$5.0 million, (ii) on an unlimited number of occasions to require the Company to register Ordinary Shares held by the Reporting Persons on Form F-3 or Form S-3 and (iii) to require the Company to include Ordinary Shares held by the Reporting Persons in any other registration of Ordinary Shares initiated by the Company or other shareholders of the Company. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit 2 which is incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

        Exhibit 2: Registration Rights Agreement, dated October 12, 2004, 2003, among the Company, GAP LP, GAP-W International, LLC, GapStar, GAPCO III, GAPCO IV and KG (incorporated by reference to Exhibit 4.7 of the Company's Form F-1 as filed with the Securities and Exchange Commission on October 24, 2005)

--------------------------                                ----------------------
92718N109                                                          Page 16 of 19
--------------------------                                ----------------------


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 1, 2005

                                     GENERAL ATLANTIC LLC


                                     By: /s/ Matthew Nimetz
                                         -----------------------------
                                         Name:   Matthew Nimetz
                                         Title:  Managing Director


                                     GAP (BERMUDA) LIMITED

                                     By: /s/ Matthew Nimetz
                                         -----------------------------
                                         Name:   Matthew Nimetz
                                         Title:  Vice President


                                     GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

                                     By:  GAP (Bermuda) Limited, its general
                                          partner


                                     By: /s/ Matthew Nimetz
                                         -----------------------------
                                         Name:   Matthew Nimetz
                                         Title:  Vice President


                                     GAP-W INTERNATIONAL, L.P.

                                     By:  GAP (Bermuda) Limited, its
                                          general partner


                                     By: /s/ Matthew Nimetz
                                         -----------------------------
                                         Name:   Matthew Nimetz
                                         Title:  Vice President


                                     GAPSTAR, LLC

                                     By:  General Atlantic LLC, its sole member


                                     By: /s/ Matthew Nimetz
                                         -----------------------------
                                         Name:   Matthew Nimetz
                                         Title:  Managing Director

--------------------------                                ----------------------
92718N109                                                          Page 17 of 19
--------------------------                                ----------------------


                                     GAP COINVESTMENTS III, LLC


                                     By: /s/ Matthew Nimetz
                                         -----------------------------
                                         Name:   Matthew Nimetz
                                         Title:  A Managing Member



                                     GAP COINVESTMENTS IV, LLC


                                     By: /s/ Matthew Nimetz
                                         -----------------------------
                                         Name:   Matthew Nimetz
                                         Title:  A Managing Member



                                     GAPCO GMBH & CO. KG

                                     By:  GAPCO Management GmbH, its
                                          general partner


                                     By: /s/ Matthew Nimetz
                                         -----------------------------
                                         Name:   Matthew Nimetz
                                         Title:  Managing Director


                                     GAPCO MANAGEMENT GMBH


                                     By: /s/ Matthew Nimetz
                                         -----------------------------
                                         Name:   Matthew Nimetz
                                         Title:  Managing Director